EXHIBIT 99.1

Golar LNG Partners L.P. Secures New Long-term FSRU Contract

January 19, 2018 - Golar LNG Partners LP (NASDAQ: GMLP), (the "Partnership" or "Golar Partners") announces that it has executed a 15-year charter with an energy and logistics company for the provision of an FSRU (floating storage and regasification unit) and related services in the Atlantic Basin. The charter provides the Partnership with the flexibility to nominate either the Golar Spirit or the Golar Freeze to service the contract provided that the nominated FSRU satisfies certain technical specifications ahead of project start-up, which is expected in the fourth quarter of 2018. The vessel is expected to remain in service for up to 15 years without drydock and will therefore undergo drydocking as well as some minor modifications prior to service commencement. The capital element of the charter rate will vary according to demand for regasification throughput but includes a cap and a floor and so is expected to generate annual operating income before depreciation and amortisation of between approximately $18 and $22 million.  The charter includes an option after 3 years for the charterer to terminate the contract and seek an alternative regasification solution, but only in the event that certain throughput targets have not been met. Additionally, Golar Partners will have a matching right to provide such alternative solution. The charter also includes a 5-year extension option.

Golar Partners CEO Graham Robjohns commented: "securing this contract demonstrates the underlying value of the Partnership's existing assets, adds significant term and revenue backlog whilst simultaneously reducing re-contracting risk.  It also reflects the growing interest in smaller, cost competitive FSRUs that can facilitate the opening of niche markets previously considered uneconomic for LNG".

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners' operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners' control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

  market trends in the floating storage and regasification unit (or FSRU) and liquefied natural gas (or LNG) carrier industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, and LNG carriers;
  the anticipated start date for the FSRU and related services;
  the future annual operating income before depreciation and amortisation expected to be generated by the Golar Freeze or the Golar Spirit operating under the new FSRU charter;
  the cost of and time needed to drydock and modify the Golar Freeze or the Golar Spirit;
  changes in our operating expenses, including drydocking and insurance costs and bunker prices;
  the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;
  regasification throughput requirements of the FSRU;
  charter commencement and termination dates; and
  other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the "SEC").

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

January 19, 2018

Investor relations enquiries:

Golar Management Limited

Stuart Buchanan - + 44 207 063 7900

Graham Robjohns - + 44 207 063 7900